Exhibit d(10)
Amendment No. 1
to the
INVESTMENT SUB-ADVISORY AGREEMENT
By and Between
RE Advisers Corporation
and
Mercator Asset Management, L.P.
AMENDMENT NUMBER ONE to the INVESTMENT SUB-ADVISORY AGREEMENT (“Sub-Advisory Agreement”), made as of the 28th day of September, 2007, by and among RE Advisers Corporation, a corporation organized and existing under the laws of Virginia (“Adviser”) and Mercator Asset Management, L.P., a limited partnership organized and existing under the laws of the State of Delaware (“Sub-adviser”).
WHEREAS, Adviser entered into an Investment Management Agreement (“Management Agreement”) dated as of the 12th day of June, 2006 (“Effective Date”) with Homestead Funds, Inc. (“Company”), on behalf of its International Value Fund (“Fund”), which is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”); and
WHEREAS, Sub-adviser is engaged principally in the business of rendering investment management services and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”); and
WHEREAS, Adviser desires to retain Sub-adviser to furnish certain investment advisory services to the Fund and Sub-adviser is willing to furnish such services;
WHEREAS, National Rural Electric Cooperative Association (“NRECA”) had entered into a investment management agreement with Sub-adviser for the Retirement & Security Program;
NOW, THEREFORE, in consideration of the premises and mutual promises herein set forth, the parties hereto agree as follows:
1. The second sentence of Section IV of the Sub-Advisory Agreement is replaced with the following:
The investment management fee shall be payable quarterly in arrears to Sub-adviser on or before the 30th day of the next succeeding calendar month and shall be calculated on the combined average daily net assets of the Fund and Retirement & Security Program account for which the Sub-adviser serves as the investment manager.

2. Schedule 1 to the Sub-Advisory Agreement is deleted in its entirety and replaced with the attached.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized signatories as of the date and year first above written.

RE ADVISERS CORPORATION

Attest:	/s/ Danielle Sieverling	By:	/s/ Peter Morris
Name:	Danielle Sieverling	Name:	Peter Morris
		Title:	President

MERCATOR ASSET MANAGEMENT, L.P.

By:	/s/ James E. Chaney

Name:	James E. Chaney
Title:	President, JXC Corp General Partner

Schedule 1
to
Investment Sub-Advisory Agreement
By and Between
RE Advisers Corporation
and
Mercator Asset Management, L.P.
Dated as of September 28, 2007
Sub-Advisory Fees
The following sub-advisory fee shall be calculated on a quarterly basis based on the combined net assets on the last business day that the New York Stock Exchange is open of each month of the Homestead Funds International Value Fund and the Retirement & Security Program account advised and sub-advised by the Sub-Adviser. The sub-advisory fee is allocated to the Adviser and NRECA based on their pro-rata share of the net assets. After such allocation, NRECA and Adviser shall pay a sub-advisory fee to Sub-Adviser equal to:
Quarterly Fee Calculation:
First $25 million (.75%)
Next $25 million (.60%)
Next $25 million (.55%)
Next $225 million (.50%)
Next $200 million (.40%)
Over $500 million (.20%)
The sub-advisory fee for each month shall not exceed an annual rate of .50% of Average Daily Net Assets.

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